UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

THE BANK OF TOKYO-MITSUBISHI, LTD.
(Translation of registrant's name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ..X... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.

Dissolution of The Diamond Mortgage Co., Ltd.

Tokyo, September 24, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a member bank of MTFG, has decided to dissolve The Diamond Mortgage Co., Ltd. (DMC), a consolidated subsidiary of BTM. Dissolution is expected by the end of March 2003.

1. Outline of DMC

    (1) Address: 1-8, Nihonbashi 3-chome, Chuo-ku, Tokyo
    (2) President: Shoichi Fukui
    (3) Capital: Japanese yen 6,865 million
    (4) Business: Mortgage securities business

2. Reason for Dissolution

    Due to the increasingly severe business environment, DMC has decided to cease operations and to dissolve its business.

3. Possible loss arising from the dissolution

    This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.

4. Redemption of mortgage securities

    The principal and interest on the mortgage securities that DMC has provided are scheduled to be redeemed by the end of February 2003. BTM, as the parent company, will provide full support to the redemption.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel.: 81-3-3240-8136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : September 24, 2002

By ______________________

Junichirou Otsuda
Chief Manager
General Affairs Office

Bank of Tokyo-Mitsubishi

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100 Japan

September 24, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Ken Smythe (Account Manager)

Re : Dissolution of The Diamond Mortgage Co., Ltd.

Dear Sirs,

Please be notified that the attached news was released.

Very truly yours,

J. Otsuda

Junichirou Otsuda
Chief Manager
General Affairs Office

cc: Filing Desk
Securities and Exchange Commission

Ms. Jennifer Monaco / Mr. Kainoshin Hara
The Bank of New York

Mr. Jim Coufos
Spear, Leeds & Kellogg